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                             October 24, 2023

       Matthew White
       Chief Financial Officer
       LINDE PLC
       10 Riverview Drive
       Danbury, Connecticut 06810

                                                        Re: LINDE PLC
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 001-38730

       Dear Matthew White:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Critical Accounting Estimates, page 35

   1. In light of the significant charges related to the deconsolidation of your Russian gas and engineering business
entities as of June 30, 2022, please tell us what consideration was given to providing
enhanced disclosures to identify the specific factors which led to your determination that you
could no longer exercise control over these entities and to describe management's
assumptions and estimates underlying (i) the probability weighted discounted cash flow
model used to fair value your Russian subsidiaries and (ii)
                                                        impairments of assets
which are maintained by international entities in support of the
                                                        Russian business.



              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Matthew White
LINDE PLC
October 24, 2023
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 with any questions.



                                                         Sincerely,
FirstName LastNameMatthew White
                                                         Division of
Corporation Finance
Comapany NameLINDE PLC
                                                         Office of Industrial
Applications and
October 24, 2023 Page 2                                  Services
FirstName LastName